MONY VUL Optimizer Policies Only


VUL Legacy Policies Only




VUL Legacy Policies Only




VUL Legacy Policies Only



                                                      and




(VUL Legacy Policies Only)
                                   e.g.           See


(VUL Optimizer Policies Only)
                                          waived or
 i.e.
              i.e.




                     e.g.




       e.g.
 VUL Legacy Policies Only




(VUL Optimizer Policies Only)




(VUL Optimizer Policies Only)
                    reduced or   depending on when the policy is
surrendered,
 (VUL Legacy Policies Only)


(VUL Legacy Policies Only)
                             e.g.
         See




VUL Legacy Policies Only)


VUL Legacy Policies Only)